Exhibit 99.1

Compugen Announces Exclusive License Agreement with MedImmune for the Development of Bi-Specific and Multi-Specific Antibody Products

Compugen will receive $10 million upfront, and is eligible for milestone payments and royalties on any products developed under the license

HOLON, ISRAEL, April 2, 2018 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today announced it entered into an exclusive license agreement with MedImmune, the global biologics research and development arm of AstraZeneca, to enable the development of bi-specific and multi-specific immuno-oncology antibody products.

Under the terms of the agreement, Compugen will provide an exclusive license to MedImmune for the development of bi-specific and multi-specific antibody products derived from a Compugen pipeline program. MedImmune has the right to create multiple products under this license and will be solely responsible for all research, development and commercial activities under the agreement. Compugen will receive a $10 million upfront payment and is eligible to receive up to $200 million in development, regulatory and commercial milestones for the first product as well as tiered royalties on future product sales. If additional products are developed, additional milestones and royalties would be due to Compugen. Compugen will retain all other rights to its entire pipeline of programs as monotherapies and in combination with other products.

“We are excited to announce our agreement with MedImmune, a global leader in the development of antibody-based oncology therapeutics,” said Anat Cohen-Dayag, PhD, President and CEO of Compugen. “This licensing deal allows us to monetize specific scientific advances in our programs, while we continue to advance our lead programs into clinical trials.” Dr. Cohen-Dayag added, “We are committed to our strategy of selectively collaborating with biopharmaceutical companies for the development of first-in-class products against our diverse, computationally-derived portfolio of targets.”

“This agreement with Compugen will support our abilities to generate novel immunotherapy targets which, coupled with MedImmune’s expertise in antibody engineering, can advance our goal of delivering treatments to meaningfully improve the lives of cancer patients,” said Ronald Herbst, Vice President, Oncology Research & Development, MedImmune.

Conference Call and Webcast Information

Compugen management will host a conference call today, April 2, 2018, at 8:30 a.m. ET to discuss the license agreement. To access the live conference call by telephone, please dial 1-800-994-4498 from the U.S. or +972-3-918-0608 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

About Bi-Specific and Multi-Specific Products

Antibodies are naturally occurring components of the immune system that bind specifically to a target protein via two identical arms. Through genetic engineering, antibodies can be modified to bind to different proteins through the two separate arms by exchanging one arm with that of another antibody with a different target specificity (bi-specific antibodies). Alternatively, additional features can be engineered into an antibody to allow binding to three or more target proteins simultaneously (multi-specific antibodies). These engineered forms of antibodies are increasingly being developed as therapeutics, as they enable multiple mechanisms of action for treating disease within a single molecule.

About Compugen

Compugen is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with R&D facilities in both Israel and South San Francisco, CA. Compugen’s shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the potential development and commercialization of antibody-based cancer immunotherapies related to a Compugen-discovered pipeline program, potential milestone and royalty payments, Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure or delay to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006